2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903


02060733

December 12, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 5th Street, NW
Washington, D.C.
U.S.A. 20549

Dear Sirs/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (iii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing on behalf of the above named foreign private issuer one copy of the following documents:

- Annual Report for the year ended December 31, 2000
- Quarterly Report for the period ended March 31, 2001
- Quarterly Report for the period ended June 30, 2001
- Quarterly Report for the period ended September 30, 2001
- Annual Report for the year ended December 31, 2001
- Quarterly Report for the period ended March 31, 2002
- Quarterly Report for the period ended June 30, 2002
- Quarterly Report for the period ended September 30, 2002
- News releases dated as follows; November 22, 2000; January 11, 2001; March 7; 2001; March 27, 2001; April 17, 2001;August 15, 2001; October 24, 2001; November 1, 2001; January 25, 2002; June 17, 2002; October 21, 2002; November 12, 2002; and November 20; 2002.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours very truly,

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

1/2/03

:LD
Enclosures.

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

UPDATE OF RECENT EXPLORATION ACTIVITIES

October 21, 2002; Lima, Peru: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update of recent exploration activities:

Rio Blanco, Peru – Monterrico Metals plc (LSE-MNA), optionor of Gitennes' Rio Blanco Copper Project, has commenced a 3500-metre diamond drill programme at Henry's Hill. Initial drill holes are intended to define the zone of higher grade secondary copper mineralization encountered in previous drill holes RB96-1, RB96-7 and RB98-11. It is hoped that by optimizing drill hole spacing to 150 metres (from the current 300 metres or greater) the shape, thickness and grade of the zone will become sufficiently well known to permit a resource estimate.

Assay results for the first two holes (RB02-19 and 20) of the 2002 programme have been received. RB02-19 is a vertical drill hole, collared 150 metres west of RB98-11. It encountered 50 metres of "leached cap" (previously mineralized rock now depleted in copper mineralization by weathering) before entering the zone of secondary enrichment. Results include:

From …to … (m)	Interval (m)	Total Copper % (1)
51 – 224	173	0.99
224 – 290	66	0.66

(1) Total Copper Assays were performed by SGS del Peru SA, an ISO 9002-accredited laboratory facility in Lima. Copper assays are done by Atomic Absorption following a three-acid digestion procedure. Secondary minerals are predominately chalcocite and covellite.

RB02-20, a second vertical drill hole, was collared 150 m east of RB98-11. It encountered 162 m of leach cap before intersecting 142 m of secondary copper mineralization.

From …to … (m)	Interval (m)	Total Copper %
178 – 304	126	0.65

The grades and thicknesses intersected in these two drill holes are consistent with previous drill results on the zone. The following table summarizes the results for the 300 metre-long drill fence that includes holes RB02-19, RB98-11 and RB02-20.

Hole	Leached Cap Thickness	Secondary Enriched	Transitional	Protore
RB02-19	51 m	51-224 m 173m@0.99%	224-290 m 66m@0.66%	290-EOH 48m@0.30%
RB98-11	60 m	60-162 m 102m@1.02%	162-303 m 141m@0.54%	303m-EOH 64m@0.23%
RB02-20	162 m	162- 226m 64m@0.67%	226-304 m 78m@0.59%	304-EOH 45m@0.32%

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

The term "protore" is applied to unweathered, unenriched, primary porphyry copper mineralization. "Transitional" is applied to weathered and somewhat enriched material wherein remnants of protore mineralization are found. In "secondary mineralization" all traces of protore have been obliterated and only secondary copper minerals exist. In the "leached cap" all sulphide minerals have been destroyed leaving behind voids, or spaces, and little by way of copper mineralization. This type of copper deposit is typically formed in areas of deep weathering and groundwater movement.

Field work at Rio Blanco is under the direction of Geofrey Keyte, Monterrico's Project Manager & Chief Geologist, and is the Competent Person as required under LSE and AIM guidelines.

Fox Property, British Columbia

The terms of the option agreement have been amended. Gitennes is required to pay $15,000 and issue 100,000 shares to the property vendor to maintain the option. On October 16, 2003 Gitennes has the option to pay an additional $32,500 and issue a further 100,000 shares. The issuance of shares is subject to TSE approval. The final option payment of $200,000 is deferred until such time as a favourable production decision is reached.

During the 2002 field season, the Company undertook additional geochemical and geophysical surveys over the southern portion of the property. This work has identified several copper and gold geochemical anomalies coincident with a distinct but weak electromagnetic anomaly. The potential target occurs over an area underlain by Nicola Group volcanic rocks within 150 metres of a contact with a large diorite intrusive. Pyrite and chalcopyrite-bearing float have been found in the target area.

Badger Property, Ontario

The 2002 field programme of ground magnetic and electromagnetic surveys and grid geochemical sampling has been completed. Gitennes will update shareholders once all results are received, compiled and a decision is made on the course of any additional exploration.

This news release has been prepared by J. D. Blackwell, P. Geo.

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

GITENNES UPDATES EXPLORATION ACTIVITY

Vancouver, June 17, 2002: Gitennes Exploration Inc. (TSX-GIT) has completed three diamond drill holes at the Bear Property, an option located 135 km north of Thunder Bay, Ontario. The drill target was an unexplained, coincident electromagnetic (horizontal loop) and magnetic anomaly. The drill hole set-ups were spaced 100 m apart and tested only a short segment of the 600 metre-long anomaly.

Analytical results have now been received that indicate the sulphide-bearing rocks found in these holes are not anomalously enriched in gold and base metals.

All three of the drill holes encountered four to six units of disseminated to semi-massive pyrite-pyrrhotite mineralization, primarily within a 20 to 30 metre-thick sequence of "iron formation". Individual iron formation members are one to five metres thick and range from "sulphidized" magnetite/chert to pyrrhotite/pyrite/chert/amphibole to garnet/amphibole assemblages. Rock formations of this association are frequently targeted for gold exploration, and additional exploration potential exists along strike from the drill area.

Jerry Blackwell, President of Gitennes Exploration Inc., is the qualified person reporting the technical results in this news release.

Elsewhere, Gitennes is conducting surface exploration programmes at the nearby Badger Option and in British Columbia, on the Fox Property near Merritt. These programmes will be on-going over the summer field season. Gitennes is also continuing to evaluate prospective projects in Canada and abroad.

For additional information, contact:



Jerry Blackwell
President

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

GITENNES' EXPLORATION PROPERTY ACQUISITION IN ONTARIO

Vancouver, January 25, 2002: Gitennes Exploration inc. (TSE-GIT) has entered into an option agreement with an Ontario-based prospector to acquire two properties. The 160 ha Bear Property and the 3900 ha Badger Property are approximately 135 km north of Thunder Bay. There has been little, if any, previous exploration in the property area. Gitennes' interest is the result of work done by the government of Ontario through its Operation Treasure Hunt (OTH) initiative. The objective of OTH is "to generate new exploration targets that will in turn stimulate mineral exploration and attract investment to Ontario". The following is a synopsis of the OTH results as they apply to the option properties.

The **Bear Property** covers a distinct magnetic anomaly with a coincident strong (>50 siemens) electromagnetic anomaly that was detected during a Dighem^{V} airborne geophysical survey. There is no rock exposed in the area, and the depth to the top of the anomaly is estimated to be 55 metres. Diamond drilling is the only means to determine the source of the anomaly.

The property is road-accessible, near an area of recent logging. Gitennes is currently staking additional claims, then will start the first phase of ground geophysical surveys immediately thereafter, prior to proceeding with exploratory diamond drilling.

The **Badger Property** is located 25 km north of North American Palladium Ltd's Lac des Iles Mine (145,600,000 tonnes grading 1.57 g/t palladium, 0.17 g/t platinum and 0.12 g/t gold). The Badger claims cover a highly anomalous lake sediment sample site running 73.3 ppb palladium associated with elevated platinum, gold, chromium, nickel and copper. The 73.3 palladium value was the highest concentration found in over 11,000 samples collected thus far, and is in the same order of magnitude as that encountered at Lac des Iles.

The anomalous lake is located on the northwestern flank of a 2,500 metre-wide circular-shaped magnetic anomaly situated at the intersection of two regional structures. There are no rocks exposed on the Badger Property, so the cause of the anomalous lake sediment sample and the magnetic feature must be determined by additional geophysical and geochemical surveys, then drilling. Access to the property is by logging road.

Elsewhere on the Badger Property five circular magnetic features are present that have the potential of being kimberlite targets. These targets were identified using a computer model that examines the airborne magnetic data for features that match those of a kimberlite pipe. It appears that none of these features have been previously explored even though diamond exploration is widespread in the region.

Under the option agreement, Gitennes' initial commitment is to make a $7,500 payment, issue 25,000 shares and make a minimum expenditure on exploration of $60,000. To complete the option and earn its 100% interest, Gitennes must then issue a further 75,000 shares, make cash payments totaling $60,000 and spend $160,000 on exploring the properties before January 22, 2005. The vendor will then be entitled to receive a 2% net smelter returns royalty (NSR) derived from any mineral production. Half of the NSR may be purchased at any time for $500,000. The terms and conditions of the agreement are subject to Gitennes receiving final approval from all required regulatory authorities.

The Bear and Badger option is consistent with Gitennes' exploration approach that focuses upon technically sound, early-stage projects. Gitennes is continuing to evaluate prospects in Canada and abroad. Additional property acquisitions may result from these actions.

Jerry Blackwell, President




Gitennes
exploration | inc.

News Release

Gitennes Exploration Inc.: Virgen Property Transaction Completed

Vancouver, November 1, 2001: Gitennes Exploration Inc. (TSE-GIT) is pleased to announce that the sale of its interest in the Virgen Property has been completed. The transaction involved the sale by Gitennes of an affiliate, Cia. Minera Kori Pampa S.A., which held Gitennes' interest in the property, to a privately-owned Peruvian company for US$ 1,500,000 and a royalty.

Gitennes received US$ 1,000,000 cash at closing, with the balance payable within 30 days. In addition, once gold production at the property exceeds 145,000 ounces Gitennes will be entitled to receive a 2% net smelter return royalty.

Completion of this transaction is a positive development for Gitennes. Key personnel will be able to devote more time to the business of mineral exploration and development and identifying new prospects.

For further information, contact

J Blackwell

Jerry Blackwell, President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
Email: info@gitennes.com   www.gitennes.com

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

NEWS RELEASE

Gitennes sells Virgen Property for US $ 1,500,000

Lima, Peru, October 24, 2001: Gitennes Exploration Inc. (TSE-GIT) announces that it has reached an agreement to sell its interest in the Virgen Property in Peru to a privately-owned arm's length Peruvian company for U.S. $1,500,000 and a 2% net smelter return royalty once gold production exceeds 145,000 ounces.

The Virgen Property was explored for gold by Gitennes during 1996 to 1998, and by Cambior Inc. in 1999.

The transaction is expected to close within seven days.

For Further information, contact



Jerry Blackwell, President
+51-1-241-2561

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
Email: info@gitennes.com www.gitennes.com



Gitennes announces Agreement Reached with Monterrico Metals

Vancouver, August 15, 2001: Gitennes Exploration Inc (TSE-GIT) has reached an agreement with Monterrico Metals PLC, a London-based exploration company, with respect to the **Rio Blanco** copper deposit located in northern Peru. Under the terms of the agreement Monterrico may earn up to a 75% interest in Rio Blanco through committed and optional expenditures totaling US $ 4,000,000 within five years. Thereafter a joint venture will be convened with Gitennes holding a 25% interest and both parties will fund future exploration and development costs proportionately or as a non-participating party be diluted to a 1.5 % net smelter royalty. The first year commitment is to spend a minimum of US$ 75,000.

Rio Blanco is a frontier prospect with one drill-outlined copper deposit and eight separate, untested targets. Cyprus Antacori Corporation (now Phelps Dodge Corporation) drilled the main Rio Blanco target in 1997 and 1998, and also undertook preliminary metallurgical and environmental studies. Eighteen widely spaced drill holes (200 to 700 metres apart) outline a large deposit that is at least 1,300 by 1,800 metres in size at surface, and down to depths of 400 metres below surface. An important feature of the Rio Blanco deposit is the sub-horizontal layer of secondary (enriched) mineralization and the strongly mineralized primary porphyry. An "historical" in-situ inferred resource was estimated by Cyprus geologists in 1998, employing a 0.4% copper cut-off grade, and is reported to be:

"Mineralization Type"	Tonnes	% Copper Grade
Secondary	50,000,000	1.04
Transition	53,000,000	0.48
Primary	200,000,000 per 100 m	0.54

The figures reported as "Primary" are estimates of the potential tonnage that might be encountered for every 100 meters of vertical depth beneath the "Secondary" and "Transitional" types, and its grade. Cored intervals of Primary mineralization have been intersected in vertical drill holes that are from 62 to 203 meters in length. All these holes ended in mineralization. This estimate is preliminary in nature. Additional drilling and an independent study will be required to prepare an estimate conforming to National Instrument 43-101.

Monterrico will initially focus upon the surrounding untested copper – gold targets, with a program of detailed sampling and mapping, and then examine the scope for additional mineralization at the original Rio Blanco discovery itself. Both companies believe that subsequent drill programs will substantiate management's expectations of significant, multiple zones of mineralization.

For further information, contact:

J Blackwell

Jerry Blackwell, President

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903 Email: info@gitennes.com



NEWS RELEASE

Fox Property – Blacktop Results and Follow-up Plans

Vancouver, April 17, 2001 - Gitennes Exploration Inc. (TSE-GIT) has a completed its review of the eight-hole drill programme at the Blacktop Prospect. The Blacktop is a zone of zinc-copper massive sulphide mineralization located along the Coquihalla Highway between Merritt and Kamloops, BC.

The eight holes were drilled from five set-ups located on grid lines 1+00 N, 0+00, 1+00 S and 4+00 S. The holes tested the mineralization down-dip to vertical depths of 20 to 70 metres below surface. Strong alteration and some short intercepts of massive sulphide were encountered. All holes intersected a west-dipping reverse fault above the mineralized intervals. The fault has both dislocated and smeared sulphide mineralization into bands and clasts suspended in a paste of highly altered rock flour and gouge. Company geologists note that the sulphide clasts are identical to the high grade mineralization exposed in the Coquihalla road-cut. The extent of the sulphides smeared around in the fault zone suggest that a significant-sized body of holes mineralization was cut by the fault. One hole (F0-02) returned a notable intersection:

From...to...	Length	Zinc	Copper	Silver	Gold
52.6 –53.3 m	0.7 m	16.50 %	1.18 %	87.4 ppm	450 ppb

All other holes intersected sulphide-bearing fault breccia over intervals of 4 to 20 metres, but have fewer high-grade clasts than seen in hole F01-02. Zinc grades in the holes are low (up to 1.25 %)

The Fox Property remains an important opportunity for Gitennes and the Company intends to intensify its exploration campaign. A preliminary structural analysis suggest that further drilling is warranted north and west of the discovery area with the objective of testing for mineralization within a potential offset of the favourable horizon.

Field work can begin in mid-May, and will include detailed geological mapping and additional geophysical surveys. Work will be conducted simultaneously on several other Fox Property prospects (such as the "401" copper-gold zone), as well as over several high-priority geophysical and geochemical anomalies.

For further information contact:

Jerry Blackwell
President


Gitennes
exploration | inc.

NEWS RELEASE

Fox Update

Vancouver, March 27, 2001 - Gitennes Exploration Inc. (TSE-GIT) has completed an eight-hole drill programme at the Blacktop Prospect, a zone of zinc-copper massive sulphide mineralization located along the Coquihalla Highway between Merritt and Kamloops, BC.

Company geologists report that no major mineralized intersections have been visually identified, but as yet, no assay results have been received. The target horizon depth was reached in all holes, and revealed a favourable and intensely altered rock sequence with an associated assemblage of clastic massive sulphide-style mineralization within and around a well-developed fault and breccia zone. A principal sulphide mass is the likely source of the clastic sulphides, however more work will be required to define the source.

Core logging, sampling and analysis of the core are in progress. It will be two to three weeks before results are received and collated, at which time the Company will announce the results. In the meantime Gitennes is preparing for renewed exploration after the spring thaw.

For further information contact:

Jerry Blackwell
President

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
Email: info@gitennes.com



NEWS RELEASE

Private Placement Financing - Fox Drill Update

Vancouver, March 7, 2001 - Gitennes Exploration Inc. (TSE-GIT) has raised $133,000 by means of a non-brokered private placement. The Company has issued 350,000 units at a price of $0.38 per unit. Each unit consists of one share and one common share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share within 24 months at a price of $0.45. The unit offering has been placed with two directors of the Company. Proceeds of the financing will be used for general corporate expenses.

Gitennes is pleased to update shareholders concerning the Fox Property drill programme. The required permits have been received. A preliminary drill programme totaling 1000 metres should commence by mid-March. This drilling will test the Blacktop Prospect and a 500-metre long geophysical anomaly that may be the concealed extensions of the zone. The Blacktop Prospect is a new discovery of high-grade zinc-copper massive sulphide mineralization located in a road-cut along the Coquihalla Highway between Merritt and Kamloops.

For further information contact:

Jerry Blackwell
President

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
Email: info@gitennes.com www.gitennes.com



NEWS RELEASE

Drill Target Defined at Fox

Vancouver, January 11, 2001 - Gitennes Exploration Inc. (TSE-GIT) Proceeds of the $300,000 brokered private placement with Canaccord Capital Corp. (that closed December 11th, 2000) will be spent on the continuing exploration at the Fox Property Option, near Merritt, B.C. Work during the first quarter of 2001 will focus on the polymetallic massive sulphide Blacktop Prospect.

The Company is pleased with progress at the Blacktop, where geological, geophysical and surface geochemical techniques have defined a drill target.

Grid induced polarization surveys (IP) detected a coincident chargeability and resistivity anomaly over a length of 600 m. The southern limit to the anomaly extends beyond the surveyed portion of the grid an unknown distance. The relative strength and width of the anomaly varies over this distance, and several anomalous features are also present in the "footwall" of the main target. In order to characterize the possible cause of the IP anomaly, four lines of horizontal loop EM and soil sampling were done across a 300 metre-length within the core of the anomaly. The HLEM revealed a thin, steeply west-dipping anomaly, an orientation consistent with the showing geology. The soil samples were analysed with MMI Technology (Mobile Metallic Ions) at X-Ray Assay Laboratories (SGS) in Toronto. The MMI Technology is used to detect very small quantities of metallic ions from an underlying source that are moving about in the near-surface environment. It is often employed in the search for deeply buried mineralization and mineralization that is covered by sterile or manmade cover. Over the geophysical anomalies, MMI values are anomalous in zinc, lead, copper, silver and gold, again suggesting a natural source, and not one of manmade origin.

Other anomalous IP results were encountered elsewhere on the survey grid, but are of uncertain origin and significance.

The exploration criteria for the Fox Property are evolving as work proceeds. The Blacktop Prospect is a conformable lens of baritic sphalerite – chalcopyrite –pyrite mineralization that occurs near the western edge of a distinct rock package of andesite – dacite volcanic tuffs and breccias, waterlain tuff, siliceous mudstone, and polymictic breccia. This rock package is overlain to the west by more magnetic basalt and andesite flow breccias and volcaniclastic grit. These differing rock packages and their contact can be traced by airborne and ground magnetic surveys both north and south of the prospect for a distance of eight kilometers, thus defining a corridor within which more property-wide exploration can be concentrated. Several airborne EM and stream sediment anomalies that warrant ground follow-up (later in the field season) have been detected along the corridor.

Gitennes will continue to receive additional analytical field results into late January. A preliminary drill programme is planned, contingent upon the receipt of necessary permits, for late February and March.

Jerry Blackwell
President

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903 Email: info@gitennes.com



Private Placement Financing Arranged - Exploration Update

Vancouver, November 22, 2000 - Gitennes Exploration Inc. (TSE-GIT) announces that has arranged to raise $300,000 by means of a brokered private placement with Canaccord Capital Corp. acting as agent. The Company will issue 857,143 units at a price of $0.35 a unit. Each unit will consist of one "flow-through" common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one (non flow-through) common share within 12 months at a price of $0.45. The Company will pay a 5% fee to Canaccord. Proceeds of the financing will be used to further exploration at the Fox Property in southern British Columbia. Completion of the financing is subject to receipt of all necessary regulatory approvals.

The Fox Property covers a recently discovered showing of polymetallic massive sulphide mineralization hosted by intermediate to felsic volcanic rocks. Since the news release of October 15th, contractors have completed a 475 line-kilometer airborne electromagnetic survey, and in-house field crews have done mapping, prospecting and stream sediment sampling throughout the property. Crews have also established a detailed survey grid over the original showing (the "Blacktop Prospect"), and completed two lines of Induced Polarization (IP) geophysical tests. Fieldwork is expected to continue until mid-December, weather permitting.

The Blacktop Prospect is located in a road-cut along the Coquihalla Connector between Merritt and Kamloops. The Coquihalla is a four-lane divided highway that opened in 1986. The showing was cut during highway construction, then partially re-buried and re-contoured during right-of-way reclamation. There is no evidence that the zone of subtle, yet high-grade zinc-copper mineralization was recognized during construction. Access to the highway right-of-way will rarely (if at all) be necessary during exploration, except while doing the current geophysical surveys.

Based upon mapping the Blacktop Prospect appears to dip away from the highway at a steep angle. Test IP lines detect a chargeability anomaly beneath the roadcut. Further work, including a full-scale IP ground survey, is required to establish the length of the anomaly, its possible exploration significance, and that it is caused by natural, not manmade sources.

Short trenches and pits have been hand-dug through the back-fill at various locations along the road-cut, looking for bedrock and tracing the mineralized zone. This work was inconclusive in determining the true thickness of the target, as the highest grade and most promising-looking material occurs near the base of the cut, at ditch level. The base of one such trench returned 1.1 metres grading 17% zinc, 1.6% copper, 0.47% lead, 76 g/t silver and 0.49 g/t gold. A small pit, located 20 metres away, exposed 1.2 metres of the mineralized zone grading 5.96% zinc, 0.18% copper, 0.07% lead, 65.2 g/t silver and 0.12 g/t gold. No further trenching is planned, as the next step, after the IP survey, will be drilling.

Gitennes employs ALS Chemex and Acme Analytical Laboratories Ltd. for assays and analyses. Fieldwork is performed by in-house technicians, under the supervision of geological consultant G. MacArthur, (P.Geo) and J. Blackwell (P.Geo). The airborne geophysical contractor is Fugro Airborne Surveys Corp.

Gitennes will continue to receive field results into mid-December. A winter drill programme is being planned, contingent upon continued favourable results and the receipt of necessary permits.

J Blackwell

Jerry Blackwell, President

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

2390 – 1055 West Hastings St. Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903 Email: info@gitennes.com

GITENNES

Exploration Inc.

First Quarterly Report
2001

Message to the Shareholders

Gitennes wishes to thank you, the shareholders, for your continuing support and interest during the current downturn for mineral exploration and development.

During 2001 the Company continued its exploration for gold and base metals in Canada and Peru. Of particular note is the Fox Option, a high-grade z prospect located in southwestern British Columbia. The original showing is exposed beside the Coquihalla Highway, a major four-lane connector betw Kamloops and Vancouver.

The first phase of drilling was completed in March 2001. Though good grade mineralization was intersected, it is not the best style of mineralization, and t zone has obviously been faulted and broken apart. Volcanogenic massive sulphide deposits usually occur in clusters of orebodies, and the geology of the F Property suggests this possibility. During the remainder of 2001 the Company will continue its exploration at Fox, with drilling expected to resume once t summer surface programme is completed.

Elsewhere in Canada management has reviewed in detail the spring 2000 drill-results from the Nowyak Lake gold-zinc prospect (an option property from Phel Dodge Explorations). The combination of low-grade assays and a remote location make further work unlikely.

In Peru, Gitennes has evaluated a number of joint venture opportunities, done its own reconnaissance work and identified several prospective areas. However large exploration expenditures are foreseen until such time as title to the Virgen Property is properly transferred to the Company in accordance with Peruvi law, and a new Government is elected that is able to provide a secure and reliable investment climate.
The Company is confident transfer of title to the Virgen will be achieved.

Jerry Blackwell
President

Gitennes Exploration Inc.

Consolidated Balance Sheets (Unaudited)

As at March 31, 2001 and December 31, 2000

	3 Months ended March 31, 2001	Year ended December 31,2000
Assets	$	$
Current assets		
Cash and cash equivalents	334,104	518,003
Marketable securities	1,925	1,925
Accounts receivable	43,317	45,654
	379,346	565,582
Fixed assets	101,664	110,053
Mineral properties (note 3)	7,541,984	7,474,631
	8,022,994	8,150,266
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	107,623	220,728
Shareholders' Equity		
Capital stock (note 4)	24,985,093	24,855,093
Contributed surplus	25,000	-
Warrants (note 5)	-	25,000
Deficit	(17,094,722)	(16,950,555)
	7,915,371	7,929,538
	8,022,994	8,150,266

Going concern (note 1)

Approved by the board of Directors

"Jerry D. Blackwell" **Director** "Lyle R. Hepburn" **Director**

The accompanying notes are an integral part of these consolidated financial statements.

Gitennes Exploration Inc.

Consolidated Statements of Loss and Deficit (Unaudited)

For the three months ended March 31, 2001 and 2000

	2001 $	2000 $
Interest income	3,524	15,179
Expenses		
Audit, accounting, legal and professional fees	14,559	12,729
Depreciation	11,651	18,149
Filing, transfer fees and investor relations	13,445	9,605
General exploration	358	128
Interest and bank charges	388	4,904
Office rent, utilities and miscellaneous	27,854	30,580
Salaries and benefits	90,590	85,707
Travel	3,273	8,071
Foreign exchange (gain)	(14,427)	(3,240)
	147,691	166,633
Loss for the period	(144,167)	(151,454)
Deficit - Beginning of year	(16,950,555)	(15,304,957)
Deficit - End of period	(17,094,722)	(15,456,411)
Loss per share	(0.1)	(0.06)
Weighted average number of shares outstanding	28,419,119	26,603,776

Consolidated Statements of Cash Flows (Unaudited)

For the three months ended March 31, 2001 and 2000.

	2001 $	2000 $
Cash flows from operating activities		
Loss for the period	(144,167)	(151,454)
Items not affecting cash		
Depreciation	11,651	18,149
	(132,516)	(133,305)
Changes in non-cash working capital items	(110,768)	(38,226)
	(243,284)	(171,531)
Cash flows from financing activities		
Net proceeds from issuance of common shares	130,000	-
Cash flows from investing activities		
Acquisition payments and expenditures on mineral properties	(67,353)	(86,044)
Payments to acquire fixed assets	(3,262)	-
	(70,615)	(86,044)
(Decrease) increase in cash and cash equivalents	(183,899)	(257,575)
Cash and cash equivalents - Beginning of year	518,003	1,491,193
Cash and cash equivalents - End of period	334,104	1,233,618

Gitennes Exploration Inc.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2001

1 Going concern

The company, considered to be in the exploration stage, is in the process of exploring and developing several mineral properties in Canada and Peru and has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

The company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year, and undertake further exploration and development of its mineral properties. Management is conducting a review of the company's general and administrative expenditures and is also pursuing additional sources of financing. While the company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

The acquisition of title to mineral properties is a detailed and time-consuming process. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Currently there is a dispute with respect to the Virgen property in Peru (note 3 a).

2 Accounting policies

These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. All accounting policies are the same as those in place at the preceding year end.

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as the exercise of options and warrants is anti-dilutive.

3 Mineral Properties

	FOX	RIO BLANCO	VIRGEN	RIO SECO	TOTAL
	$	$	$	$	
Balance Deecember 31, 2000	290,139	333,350	6,759,197	91,945	7,474,631
Assays	4,228				4,228
Diamond Drilling	9,019				9,019
Geology	29,896				29,896
Geophysics	2,725				2,725
Other	1,628			1,843	3,471
Other Consulting	6,873				6,873
Supplies	7,240				7,240
Travel				1,044	1,044
Communications				358	358
Tenure				298	298
Value-Added Tax				2,201	2,201
Total Deferred Expenditures	61,609	-	-	5,744	67,353
Balance March 31, 2001	351,748	333,350	6,759,197	97,689	7,541,984

a) Virgen, Peru

On December 1, 1998, the company entered into an option agreement to sell to Cambior Inc. (Cambior), a 100% interest in the subsidiary which owned the Virgen mineral concessions in Peru for consideration of cash payments and a retained royalty interest.

Under the option agreement, which closed on February 12, 1999, the company was to receive cash payments totalling U.S. $7,000,000 plus participation payments based on mineral production. The cash payments were to be paid in three instalments of U.S. $2,500,000 on February 12, 1999, U.S. $2,500,000 on February 12, 2000 and a final U.S. $2,000,000 on February 12, 2001. The value of theVirgen property was written down at December 31, 1998, to reflect the anticipated proceeds of U.S. $7,000,000.

On February 12, 1999, the company received the initial cash instalment of U.S. $2,500,000 of which $3,478,964 was recorded as a recovery against the Virgen. On February 10, 2000, the company received notice from Cambior, that Cambior had elected to terminate the option agreement and not make the second or third payments. Under the terms of the agreement, the Virgen concessions are to be transferred back to the company.

d) Rio Seco, Peru

The Rio Seco property is a gold and base metal target in the coastal desert of Peru.

4 Capital stock

Authorized
An unlimited number of common shares without par value

Issued and outstanding

	Number of Shares	Amount $
Common Shares		
Balance- December 31, 2000	28,335,831	24,855,093
Private Placement	350,000	130,000
Balance- March 31, 2001	28,705,831	24,985,093

5 Warrants

During the year ended December 31, 1999, in connection with an acquisition, the company issued 1,000,000 share purchase warrants which were assigned a value of $25,000. Subsequent to December 31, 2000, these warrants expired unexercised. The $25,000 assigned value has been transferred to contributed surplus.

At March 31, 2001, the following warrants are outstanding:

Warrants outstanding	Exercise price $	Expiry date
900,000	0.45	December 15, 2001
350,000	0.45	March 7, 2003
1,250,000		

To date, the title to the Virgen propertyconcessions has not yet been transferred back to the company. A dispute has arisen between Cambior's Peruvian affiliate and the original owners of the Virgen property such that the transfer of ownership title will likely go to arbitration.

b) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru. The property was held by Minera Coripacha S.A., a wholly owned Peruvian subsidiary of Rio Blanco Exploration LLC in which the company previously had acquired a 40% interest. The remaining 60% was held by Phelps Dodge Corporation (Phelps Dodge). During the year ended December 31, 2000, Phelps Dodge decided not to incur further expenditures and accordingly gave notice of it's intent to surrendered its 60% interest in the LLC to the company. Subsequently, it was discovered that the property was not in good standing, as required in the original agreement, and that the leases had lapsed.

Gitennes accepted U.S.$65,000 from Phelps Dodge in full settlement of all legal claims pertaining to the property. Gitennes has taken steps to reacquire an interest in the portion of the Rio Blanco properties it finds of interest.

c) Fox, Canada

On October 16, 2000, the company entered into an option agreement to acquire a 100% interest in a 1,500 hectare property in southern British Columbia, known as the Fox property. To exercise the option, the company paid $30,000 in cash, issued 200,000 common shares at a declared value $28,000 and will need to make the following future option payments, up to 50% of which may be settled as shares. In addition, the company incurred $42,886 acquisition costs staking additional mineral claims at the Fox property.

Option Payment $	Due Date
45,000	October 15, 2001
45,000	October 15, 2002
50,000	October 15, 2003
200,000	October 15, 2004
340,000	

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

6 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties at March 31, 2001 is as follows:

	Fixed Assets $	Mineral Properties $
Canada	51,765	351,748
Peru	49,899	7,190,236
	101,664	7,541,984

CORPORATE INFORMATION AND DIRECTORY

Officers and Directors

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
J. Frank Bradley	Corporate Secretary and CFO
James R. Foster	Vice-President

Executive Office
Suite 2390, 1055 West Hastings Street
Vancouver, BC V6E2E9 Canada
Telephone: (604) 682-7970
Facsimile: (604) 682-7903
e-mail: info@gitennes.com
website: www.gitennes.com

Affiliated Companies in Peru
Compañía Minera Kori Rumi S.A.
Gitennes Exploraciones Perú S.A.
Copañía Minera Seis Rios S.A.

Juan José Calle 380
Urb. La Aurora, Miraflores
Lima, Perú
Telephone: 511-241-5704
Facsimile: 511-242-2679

Capitalization
Authorized: Unlimited
Issued Capital: 28,355,831
Fully Diluted: 29,655,831
May 14, 2001

Legal Counsel
Beach, Hepburn
Barristers and Solicitors
Suite 1000, 36 Toronto St
Toronto, ON M5C2C5

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON M5J2Y1

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

(Unaudited)

GITENNES EXPLORATION INC.,
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 48,626	$ 518,003
Marketable securities	1,925	1,925
Accounts receivable	29,543	45,654
	80,094	565,582
FIXED ASSETS (Note 3)	81,991	110,053
MINERAL PROPERTIES (Note 4)	3,259,910	7,474,631
	$ 3,421,995	$ 8,150,266
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 180,194	$ 220,728
	180,194	220,728
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 5)	24,985,093	24,855,093
WARRANTS	—	25,000
CONTRIBUTED SURPLUS	25,000	—
DEFICIT	(21,768,292)	(16,950,555)
	3,241,801	7,929,538
	$ 3,421,995	$ 8,150,266

Going Concern (Note 1) and Subsequent Events (Note 7)

Approved by the Directors: *"Jerry D. Blackwell"* JERRY D. BLACKWELL   *"Lyle R. Hepburn"* LYLE R. HEPBURN

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (Unaudited)

	September 30 2001	September 20, 2000	September 30, 2001	September 30, 2000
INTEREST INCOME				
Other income	$ —	$ —	19,876	—
Interest	(93)	6,557	1,916	32,323
	(93)	6,557	21,792	32,323
EXPENSES				
Administration	148,982	214,843	471,287	641,516
Foreign exchange (gain) loss	(23,040)	(9,379)	(34,687)	(42,137)
Write down of mineral properties (Note 4)	4,402,929	—	4,402,929	—
NET LOSS FOR THE PERIOD	4,528,964	198,907	4,817,737	567,056
DEFICIT, BEGINNING OF PERIOD	17,239,328	15,673,106	16,950,555	15,304,958
DEFICIT, END OF PERIOD	$ 21,768,292	$ 15,872,013	21,768,292	15,872,014
LOSS PER SHARE	$ (0.16)	$ (0.01)	(0.16)	(0.02)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
OPERATING ACTIVITIES				
Net loss for the period	$ (4,528,964)	$ (198,907)	(4,817,737)	(567,056)
Less: non-cash items:				
Amortization	3,709	18,550	31,324	55,565
Write down of mineral properties	4,402,929	—	4,402,929	—
	(122,326)	(180,357)	(383,484)	(511,491)
Net change in non-cash working capital	103,965	4,410	(24,423)	23,006
Cash applied to operating activities	(18,361)	(175,947)	(407,907)	(488,485)
INVESTING ACTIVITIES				
Mineral property acquisition and exploration costs	(64,053)	(31,017)	(188,208)	(338,674)
Purchase of capital assets	—	—	(3,262)	—
Cash applied to investing activities	(64,053)	(31,017)	(191,470)	(338,674)
FINANCING ACTIVITIES				
Shares issued for cash, net of issue costs	—	—	130,000	—
Cash from financing activities	—	—	130,000	—
DECREASE IN CASH AND CASH EQUIVALENTS	(82,414)	(206,964)	(469,377)	(827,159)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	131,040	870,998	518,003	1,491,193
CASH AND CASH EQUIVALENTS END OF PERIOD	$ 48,626	$ 664,034	48,626	664,034

The accompanying notes are an integral part of these consolidated financial statements.

(c) **Fox, Canada**

On October 16, 2000, the company entered into an option agreement to acquire a 100% interest in a 1,500 hectare property in southern British Columbia, known as the Fox property. To exercise the option is required to make a number of option payments, totalling $340,000, up to 50% of which may be settled as shares. Upon signing the Company paid $30,000 in cash, and issued 200,000 common shares at a declared value $28,000.

Subsequent to the reporting period the Company made its first option payment ($45,000) and will be required to make additional option payments of $45,000 in 2002, $50,000 in 2003 and $200,000 in 2004.

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

(d) **Rio Seco, Peru**

The Rio Seco property is a gold and base metal target in the coastal desert of Peru.

5. **Share Capital**

(a) **Authorized:** An unlimited number of common shares without par value

(b) **Issued and outstanding**

	Number of Shares		Amount
Balance, December 31, 2000	28,335,831	$	24,855,093
Issued for cash			
Private Placement	350,000		130,000
Balance, September 31, 2001	28,705,831	$	24,985,093

(c) **Warrants**

During the year ended December 31, 1999, in connection with an acquisition, the Company issued 1,000,000 share purchase warrants with an assigned value of $25,000. Subsequent to December 31, 2000, these warrants expired unexercised. The $25,000 assigned value has been transferred to contributed surplus.

At September 30, 2001 the following warrants are outstanding:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Exercised	Outstanding at September 30, 2001
$0.45	December 15, 2001	900,000	—	—	900,000
$0.45	March 07, 2003	350,000	—	—	350,000
		1,250,000			1,250,000

6. **Segmented Information**

The Company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties are disclosed in Notes 3 and 4.

7. **Subsequent Events**

On October 23, 2001 the Company entered into an agreement to sell 100% of its interest in the property. Under the terms of the sales agreement the Company received US$1,500,000 ($2,356,268) in cash and a 2% net smelter returns royalty, payable when aggregate gold production exceeds 145,000 ounces (Note 3a).

3. Mineral Properties

At September 30, 2001, the Company's mineral properties are comprised of properties located in Peru and Canada. Expenditures incurred on mineral properties are as follows:

	Fox, Canada	Rio Blanco, Peru	Virgen, Peru	Rio Seco, Peru	Total
Balance December 31, 2000	$290,139	$333,350	$6,759,197	$91,945	$7,474,631
Additions during period:					
Acquisition and staking	—	—	—	—	—
Administration	—	—	—	2,201	2,201
Analysis	11,516	—	—	—	11,516
Drilling	153,404	—	—	—	153,404
Geophysics	13,024	—	—	—	13,024
Tenure	4,520	—	—	298	4,818
Travel	—	—	—	1,044	1,044
Value added tax	—	—	—	2,201	2,201
	182,464	—	—	5,744	188,208
Total additions during period	182,464	—	—	5,744	188,208
Write down during period	—	—	(4,402,929)	—	(4,402,929)
Balance September 30, 2001	$472,603	$333,350	$2,356,268	$97,689	$3,259,910

(a) Virgen, Peru

On December 1, 1998, the company entered into an option agreement to sell to Cambior Inc.(Cambior), a 100% interest in the subsidiary which owned the Virgen mineral concessions in Peru for consideration of cash payments and a retained royalty interest. Under this agreement, which closed on February 12, 1999, the company was to receive cash payments totalling U.S. $7,000,000 plus participation payments based on mineral production. The cash payments were to be paid in three instalments of U.S. $2,500,000 on February 12, 1999, U.S. $2,500,000 on February 12, 2000 and a final U.S. $2,000,000 on February 12, 2001. The value of the Virgen property was written down at December 31, 1998, to reflect the anticipated proceeds of U.S. $7,000,000.

On February 12, 1999, the company received the initial cash instalment of U.S. $2,500,000 of which $3,478,964 was recorded as a recovery against the Virgen. On February 10, 2000, the company received notice from Cambior, that Cambior had elected to terminate the option agreement and not make the second or third payments. A dispute subsequently arose concerning the transfer of title to the property and arbitration was initiated in Peru. The Company sought to resolve the issue through all available means.

On October 23, 2001 the Company entered into an agreement to sell its 100% interest in the property. Under the terms of the sales agreement the Company received US$ 1,500,000 ($2,356,268) in cash and a 2% net smelter returns royalty, payable when aggregate gold production exceeds 145,000 ounces. Accordingly, at September 30, 2001 the Company recorded a write-down of the Virgen Property of $ 4,402,929 to reduce the carrying value to its net recoverable amount based upon this subsequent sale. The write-down reflects the estimated transaction costs to effect the sale. The amount of certain costs is not determinable and it is anticipated that further costs related to the sale will be reported in the fourth quarter to December 31, 2001. All outstanding legal proceedings regarding the Virgen Property, including arbitration, are now concluded.

(b) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru. On August 14, 2001 the Company announced that it had reached an agreement with Monterrico Metals PLC, a London-based exploration company. Under the terms of the agreement Monterrico may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US $ 4,000,000 within five years. Thereafter a joint venture will be convened with Gitennes holding a 25% interest and both parties will fund future exploration and development costs proportionately or as a non-participating party be diluted to a 1.5 % net smelter royalty. The first year commitment is to spend a minimum of US$ 75,000.

GITENNES EXPLORATION INC.
Notes to the Consolidated Financial Statements
September 30, 2001
(Unaudited)

1. GOING CONERN

Gitennes Exploration Inc. is an exploration-stage company in the process of exploring and developing several mineral properties in Canada and Peru and has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds to meet future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will continue to be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

The acquisition of title to mineral properties is a detailed and time-consuming process. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

During the reporting period the Company reached an option agreement with Monterrico Metals PLC concerning the Rio Blanco Project in Peru (Note 3b). Also during the reporting period the Company made considerable progress in resolving the dispute with respect to the Virgen property, also in Peru. Subsequent to the end of this reporting period the Company announced an agreement had been reached to sell its interests in the Virgen property for US$1,500,000 ($2,356,268) and a production based net smelter returns royalty (Note 3a and 7).

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2001.

(b) Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as the exercise of options and warrants is anti-dilutive.

2. Fixed Assets

	Cost	Accumulated Amortization	Net Book Value
Canada	$ 129,346	$ 82,581	$ 46,765
Peru	99,018	63,792	$ 35,226
	$ 228,364	$ 146,373	$ 81,991

14

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
March 31, 2002
(Unaudited)

GITENNES EXPLORATION INC.

Consolidated Balance Sheets

(Unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,657,517	$ 1,934,456
Marketable securities	1,190	1,190
Accounts receivable	24,399	15,299
	1,683,106	1,950,945
Fixed Assets (Note 3)	51,477	48,629
Mineral Properties (Note 4)	903,807	946,542
	$ 2,638,390	$ 2,946,116
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 56,614	$ 189,294
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	24,988,093	24,985,093
Contributed Surplus	25,000	25,000
Deficit	(22,431,317)	(22,253,271)
	2,581,776	2,756,822
	$ 2,638,390	$ 2,946,116

Approved by the Directors: *"Jerry D. Blackwell"* JERRY D. BLACKWELL *"Lyle R. Hepburn"* LYLE R. HEPBURN

The accompanying notes are an integral part of these consolidated statements.

GITENNES EXPLORATION INC.

Consolidated Statements of Operations and Deficit
For the Three Months Ended March 31
(Unaudited)

	2002	2001
General and administrative expenses		
Audit, accounting, legal and professional fees	$ 22,297	$ 14,559
Depreciation	2,806	11,651
Filing, transfer fees and investor relations	18,249	13,445
General exploration	76,008	358
Interest and bank charges	5,605	388
Office rent, utilities and miscellaneous	28,885	27,854
Salaries	23,842	90,590
Travel	1,617	3,273
Loss before the following:	(179,309)	(162,118)
Other (Income) Expenses		
Interest income	87	3,524
Foreign exchange gain	2,680	14,427
Loss on sale of fixed assets	(1,504)	-
Loss for the period	(178,046)	(144,167)
Deficit, beginning of period	(22,253,271)	(16,950,555)
Deficit, end of period	$ (22,431,317)	$ (17,094,722)
Loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	28,730,831	28,419,119

The accompanying notes are an integral part of these consolidated financial statements.

GITENNES EXPLORATION INC.

Consolidated Statements of Cash Flows
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Cash flows from operating activities		
Loss for the period	$ (178,046)	$ (144,167)
Items not involving cash:		
Amortization	2,806	11,651
	(175,240)	(132,516)
Net change in non-cash working capital items		
Accounts receivable	(9,100)	2,337
Accounts payable	(132,679)	(113,105)
	(317,019)	(243,284)
Cash flows from financing activities		
Net proceeds from issuance of common shares	-	130,000
	-	130,000
Cash flows from investing activities		
Acquisition payments and expenditures on mineral properties	45,735	(67,353)
Payments to acquire fixed assets	(7,159)	(3,262)
Proceeds from sale of fixed assets	1,504	-
	40,080	(70,615)
Decrease in cash and cash equivalents	(276,939)	(183,899)
Cash and cash equivalents, beginning of period	1,934,456	518,003
Cash and cash equivalents, end of period	$ 1,657,517	$ 334,104

Supplemental cash flow information (Note 7).

The accompanying notes are an integral part of these consolidated financial statements.

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements

March 31 2002

(Unaudited)

1. Nature of Operations and Going Concern

Gitennes Exploration Inc. is an exploration-stage Company in the process of exploring several mineral properties in Canada and holds certain mineral property interests in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds to meet future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2001.

3. Fixed Assets

	Cost	Accumulated Amortization	Net Book Value
Computer Equipment	$ 71,783	$ 45,595	$ 26,188
Furniture and fixtures	70,754	45,465	$ 25,289
	$ 142,537	$ 91,060	$ 51,477

4. Mineral Properties

At March 31, 2002, the Company's mineral properties are comprised of properties located in Peru and Canada. Expenditures incurred on mineral properties are as follows:

	Fox Canada	Bear/Badger Canada	Rio Blanco Peru	Rio Seco Peru	Total
Balance December 31, 2001	$569,114	-	$279,414	$98,014	$946,542
Additions during period:					
Acquisition and staking	-	16,500	-	-	16,500
Assays	57	-	-	-	57
Consulting geology	503	6,444	-	-	6,947
Geophysics	-	2,050	-	-	2,050
Salaries	2,692	6,046	-	673	9,411
Tenure	293	-	-	-	293
Travel	-	63	-	980	1,043
Value added tax	-	-	-	1,881	1,881
Total deferred expenditures	3,545	14,603	-	3,534	21,682
Less:					
Government assistance	(39,603)	-	-	-	(39,603)
Recoveries	-	-	-	(41,314)	(41,314)
Total costs for the period	(36,058)	31,103	-	(37,780)	(42,735)
Balance March 31, 2002	$533,056	$31,103	$279,414	$60,234	$903,807

(a) Fox, Canada

On October 16, 2000, the Company entered into an option agreement to acquire a 100% interest in a property in southern British Columbia, known as the Fox property. To exercise the option, the Company paid $30,000 in cash, issued 200,000 common shares at $28,000, and will need to make additional option payments, up to 50% of which may be settled as shares. In addition, the Company incurred acquisition costs of $42,886 staking additional mineral claims at the Fox property.

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

(b) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru. On August 14, 2001, the Company announced that it had reached an agreement with Monterrico, a London-based exploration company. Under the terms of the agreement, Monterrico Metals PLC (Monterrico) may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the company holding a 25% interest and both parties will fund future exploration and development costs proportionately. A non-participating party will be diluted to a 1.5% net smelter royalty. The first year commitment for Monterrico is to spend a minimum of US$75,000.

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements

March 31 2002

(Unaudited)

4. Mineral Properties (Cont'd)

(c) Rio Seco, Peru

The Company staked the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. The property covers zones of gold mineralization. There was minimal exploration done on the property during the period.

(d) Badger and Bear Properties

On January 25, 2002, the Company entered into an option agreement with an Ontario-based prospector to acquire two properties, the Bear Property and the Badger Property.

Under the option agreement, the Company's initial commitment is to make a $7,500 payment, issue 25,000 shares and make a minimum expenditure on exploration of $60,000 to complete the option and earn its 100% interest. The Company must then issue a further 75,000 shares and make cash payments totalling $60,000 and spend $160,000 on exploring the properties before January 22, 2005. The vendor will then be entitled to receive a 2% net smelter returns royalty (NSR) derived from any mineral production, 50% of which (1%) may be purchased by the company for $500,000 at any time.

Surface exploration work on the Bear Property began during March 2002.

5. Capital Stock

(a) Authorized

An unlimited number of common shares without par value.

(b) Issued and Outstanding

	Number of Shares		Amount
Balance, December 31, 2001	28,705,831	$	24,985,093
For mineral property acquisition	25,000		3,000.00
Balance, March 31, 2002	28,730,831	$	24,988,093

(c) Stock Options

Under the terms of the Company's stock option plan, the Company may grant options to its directors, employees, and other service providers, for up to 3,400,000 shares. The exercise price of each option cannot be less than the fair market value of the shares on the last trading day proceeding the date of the grant. The maximum term of an option is ten years.

5. Capital Stock (Cont'd)

(c) Stock Options

A summary of the status of the Company's stock option as at March 31, 2002 and changes during the period then ended is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,115,000	$0.73
Outstanding at March 31, 2002	2,115,000	$0.73
Exercisable at March 31, 2002	2,065,000	$0.74

The following summarizes information about incentive stock options outstanding at March 31, 2002:

Options Outstanding	Expiry Date	Exercise Price	Remaining Contract Life (Years)
640,000	May 04, 2003	$0.27	1.09
340,000	February 01, 2004	$0.16	1.83
200,000	April 10, 2004	$0.18	2.03
385,000	March 30, 2008	$2.80	6.00
150,000	November 10, 2010	$0.30	7.89
400,000	March 09, 2011	$0.40	8.94
2,115,000			

(d) Warrants

At March 31, 2002 the following warrants are outstanding:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Outstanding at March 31, 2002
$0.45	March 07, 2003	350,000	-	-	350,000
		350,000			350,000

6. Segmented Information

The Company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties are disclosed in Notes 3 and 4.

7. Supplemental Cash Flow Information

During the period ended March 31, 2002, the Company issued 25,000 common shares valued at $3,000 in relation to a mineral property transaction.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

EXECUTIVE OFFICE

1055 West Hastings St. Suite 2390
Vancouver, B.C. V6E 2E9 Canada
Tel. 604-682-7970
Fax. 604-682-7903
Email info@gitennes.com
Website www.gitennes.com

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

CAPITALIZATION

As at May 06, 2002
Shares Authorized: Unlimited
Issued Capital: 28,730,831

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
36 Toronto Street Suite 1000
Toronto, ON. M5C 2C5

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

Consolidated Balance Sheets
(Unaudited)

	June 30, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,376,260	$ 1,934,456
Marketable securities (Note 3)	1,190	1,190
Accounts receivable	26,958	15,299
	1,404,408	1,950,945
Fixed Assets (Note 3)	45,972	48,629
Mineral Properties (Note 4)	1,098,556	946,542
	$ 2,548,936	$ 2,946,116
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 198,936	$ 189,294
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	24,988,093	24,985,093
Contributed Surplus	25,000	25,000
Deficit	(22,663,093)	(22,253,271)
	2,350,000	2,756,822
	$ 2,548,936	$ 2,946,116

Approved by the Directors:  

JERRY D. BLACKWELL EDMUND T KIMURA

GITENNES EXPLORATION INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
General and administrative expenses				
Audit, accounting, legal and professional fees	$ 43,708	$ 56,079	$ 66,005	$ 70,638
Depreciation	2,355	15,964	5,161	27,615
Filing, transfer fees and investor relations	44,649	17,493	62,898	30,938
General exploration	18,206	86	94,214	444
Interest and bank charges	1,046	679	6,651	1,067
Office rent, utilities and miscellaneous	24,256	7,966	53,141	35,820
Salaries and benefits	33,064	38,230	56,906	128,820
Travel	(1,458)	396	159	3,669
Loss before the following:	(165,826)	(136,893)	(345,135)	(299,011)
Other (Income) Expenses				
Interest income	-	16,352	87	19,876
Other income	-	2,009	-	2,009
Foreign exchange gain	(62,799)	(26,074)	(60,119)	(11,647)
Loss on sale of fixed assets	(3,151)	-	(4,655)	-
Loss for the period	(231,776)	(144,606)	(409,822)	(288,773)
Deficit, beginning of period	(22,431,317)	(17,094,722)	(22,253,271)	(16,950,555)
Deficit, end of period	$ (22,663,093)	$ (17,239,328)	$ (22,663,093)	$ (17,239,328)
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of shares Outstanding	28,730,831	28,149,119	28,730,831	28,149,119

24

GITENNES EXPLORATION INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Cash flows from operating activities				
Loss for the period	$ (231,776)	$ (144,606)	$ (409,822)	$ (288,773)
Items not involving cash:				
Amortization	2,355	15,964	5,161	27,615
Net change in non-cash working capital items				
Accounts receivable	(2,559)	5,021	(11,659)	7,358
Accounts payable	142,321	(22,641)	9,642	(135,746)
	(89,659)	(146,262)	(406,678)	(389,546)
Cash flows from financing activities				
Net proceeds from issuance of common shares	-	-	-	130,000
	-	-	-	130,000
Cash flows from investing activities				
Acquisition payments and expenditures on mineral properties	(194,749)	(56,802)	(149,014)	(124,155)
Payments of acquire fixed assets	-	-	(7,159)	(3,262)
Proceeds from sale of fixed assets	3,151	-	4,655	-
	(191,598)	(56,802)	(151,518)	(127,417)
Decrease in cash and cash equivalents	(281,257)	(203,064)	(558,196)	(386,963)
Cash and cash equivalents, beginning of period	1,657,517	334,104	1,934,456	518,003
Cash and cash equivalents, end of period	$ 1,376,260	$ 131,040	$ 1,376,260	$ 131,040

Supplemental cash flow information (Note 7)

111 26

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements
June 30, 2002
(Unaudited)

1. Nature of Operations

Gitennes Exploration Inc. is an exploration-stage Company in the process of exploring several mineral properties in Canada and holds certain mineral property interests in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds to meet future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2001.

3. Fixed Assets

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 71,783	$ 46,785	$ 24,998
Computer equipment	67,604	46,630	20,974
	$ 139,387	$ 93,415	$ 45,972

1✓

4. Mineral Property Interests

At June 30, 2002, the Company's mineral properties comprised properties located in Peru and Canada. Expenditures incurred on mineral properties are as follows:

	Fox, Canada	Bear/Badger, Canada	Rio Blanco, Peru	Rio Seco, Peru	Other Properties	Total
Balance December 31, 2001	$569,114	-	$279,414	$98,014	$-	$946,542
Additions during period:						
Acquisition and staking	-	16,500	-	-	3,163	19,663
Assays	6,976	16,212	-	-	-	23,188
Consulting geology	6,868	25,150	-	-	2,094	34,112
Drilling	-	62,409	-	-	-	62,409
Geophysics	-	11,080	-	-	-	11,080
Legal	-	-	8,100	-	-	8,100
Salaries	5,817	20,041	-	-	-	25,858
Supplies	25	442	-	-	-	447
Tenure	293	-	-	-	-	293
Travel	706	5,741	-	-		6,447
Total deferred expenditures	20,685	141,075	8,100	-	2,094	171,954
Less:						
Government assistance	(39,603)	-	-	-	-	(39,603)
Total costs for the period	(18,918)	157,575	8,100	-	5,257	152,014
Balance June 30, 2002	$550,196	$157,575	$287,514	$98,014	$5,257	$1,098,556

(a) Fox, Canada

On October 16, 2000, the Company entered into an option agreement to acquire a 100% interest in a property in southern British Columbia, known as the Fox property. To exercise the option, the Company paid $30,000 in cash, issued 200,000 common shares at$28,000, and will need to make additional option payments, up to 50% of which may be settled as shares. In addition, the Company incurred acquisition costs of $42,886 staking additional mineral claims at the Fox property.

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

(b) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru.

On August 14, 2001, the Company announced that it had reached an agreement with Monterrico, a London-based exploration company. Under the terms of the agreement, Monterrico Metals PLC (Monterrico) may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the company holding a 25% interest and both parties will fund future exploration and development costs proportionately. A non-participating party will be diluted to a 1.5% net smelter royalty. Monterrico is now actively exploring the property.

4. Mineral Properties (Cont'd)

(c) Rio Seco, Peru

The Company staked the Rio Seco property in 1999. It is located 300 kilometers north of Lima, near the Pan American Highway. The property covers zones of gold mineralization. There was minimal exploration done on the property during the period.

(d) Badger and Bear Properties

On January 25, 2002, the Company entered into an option agreement with an Ontario-based prospector to acquire two properties, the Bear Property and the Badger Property.

Under the option agreement, the Company's initial commitment is to make a $7,500 payment, issue 25,000 shares and make a minimum expenditure on exploration of $60,000 to complete the option and earn its 100% interest. The Company must then issue a further 75,000 shares and make cash payments totalling $60,000 and spend $160,000 on exploring the properties before January 22, 2005. The vendor will then be entitled to receive a 2% net smelter returns royalty (NSR) derived from any mineral production, 50% of which (1%) may be purchased by the company for $500,000 at any time.

Both properties were undergoing exploration during the period.

(e) Other Properties

Other properties have been acquired by staking. These are situated in Ontario, in the general vicinity of the Bear and Badger properties.

5. Capital Stock

(a) Authorized

An unlimited number of common shares without par value.

(b) Issued and Outstanding

	Number of Shares		Amount
Balance, December 31, 2001	28,705,831	$	24,985,093
For mineral property acquisition	25,000		3,000.00
Balance, June 30, 2002	28,730,831	$	24,988,093

(c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers, for up to 3,400,000 shares. The exercise of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

28

V/

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements
June 30, 2002
(Unaudited)

5. Capital Stock (Cont'd)

(c) Stock Options (Cont'd)

A summary of the status of the Company's stock option as at June 30, 2002 and changes during the period then ended is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,115,000	$0.73
Outstanding at June 30, 2002	2,115,000	$0.73
Exercisable at June 30, 2002	2,065,000	$0.74

The following summarizes information about incentive stock options outstanding at June 30, 2002:

Options Outstanding	Expiry Date	Exercise Price	Remaining Contract Life (Years)
640,000	May 04, 2003	$0.27	.84
340,000	February 01, 2004	$0.16	1.58
200,000	April 10, 2004	$0.18	1.78
385,000	March 30, 2008	$2.80	5.75
150,000	November 10, 2010	$0.30	7.64
400,000	March 09, 2011	$0.40	8.69
2,115,000			

(d) Warrants

At June 30, 2002 the following warrants are outstanding:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Outstanding at June 30, 2002
$0.45	March 07, 2003	350,000	-	-	350,000
		350,000			350,000

6. Segmented Information

The Company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties are disclosed in Notes 3 and 4.

7. Supplemental Cash Flow Information

During the six month period ended June 30, 2002, the Company issued 25,000 common shares valued at $3,000 in relation to a mineral property transaction.

V11 29

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada
Tel. 604-682-7970
Fax. 604-682-7903
email info@gitennes.com
Website www.gitennes.com

CAPITALIZATION

As at June 30, 2002
Shares Authorized: Unlimited
Issued Capital: 28,730,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Suite 1000 36 Toronto Street
Toronto, Ont. M5C 2C5 Canada

AUDITORS

Staley, Okada & Partners
10190 152A Street
Surrey, B.C. V3R 1J7 Canada

VIII

GITENNES

Exploration Inc.

INTERIM REPORT

For the
Nine Months Ended
September 30, 2002

Suite 2390, 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Tel: 604-682-7970
Fax: 604-682-7903
Website: www.gitennes.com

14 31

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

GITENNES EXPLORATION INC.

Consolidated Balance Sheets
(Unaudited)

	September 30, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 1,130,131	$ 1,934,456
Marketable securities	1,190	1,190
Accounts receivable	29,512	15,299
	1,160,833	1,950,945
Fixed Assets (Note 3)	50,692	48,629
Mineral Properties (Note 4)	1,155,644	946,542
	$ 2,367,169	$ 2,946,116
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 70,052	$ 189,294
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	24,988,093	24,985,093
Contributed Surplus	25,000	25,000
Deficit	(22,715,976)	(22,253,271)
	2,297,117	2,756,822
	$ 2,367,169	$ 2,946,116

Approved by the Directors: *"Jerry D. Blackwell"* JERRY D. BLACKWELL *"Edmund R. Kimura"* EDMUND T. KIMURA

GITENNES EXPLORATION INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
General and administrative expenses				
Audit, accounting, legal and professional fees	$ 17,409	33,625	83,414	104,263
Depreciation	2,880	3,709	8,041	31,324
Filing, transfer fees and investor relations	10,638	5,459	73,536	36,397
General exploration	37,076	8,804	131,290	9,248
Interest and bank charges	684	983	7,335	2,050
Office rent, utilities and miscellaneous	6,384	8,943	59,525	44,763
Salaries and benefits	23,842	39,100	80,748	167,920
Travel	-	2,279	159	5,948
Loss before the following:	(98,913)	(102,902)	(444,048)	(401,913)
Other				
Interest income	-	(93)	87	1,916
Other income	12,503	-	12,503	19,876
Foreign exchange gain	33,527	(23,040)	(26,592)	(34,687)
Write-down of mineral properties	-	(4,402,929)	-	(4,402,929)
Loss on sale of fixed assets	-	-	(4,655)	-
Loss for the period	(52,883)	(4,528,964)	(462,705)	(4,817,737)
Deficit, beginning of period	(22,663,093)	(17,239,328)	(22,253,271)	(16,950,555)
Deficit, end of period	$ (22,715,976)	(21,768,292)	(22,715,976)	(21,768,292)
Loss per share	$ (0.00)	(0.00)	(0.02)	(0.16)
Weighted average number of shares outstanding	28,730,831	28,561,995	28,730,831	28,561,995

34

47

GITENNES EXPLORATION INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Cash flows from operating activities				
Loss for the period	$ (52,883)	$ (4,528,964)	$ (462,705)	$ (4,817,737)
Items not involving cash:				
Amortization	2,880	3,709	8,041	31,324
Write-down of mineral properties	-	4,402,929	-	4,402,929
Net change in non-cash working capital items				
Accounts receivable	(2,554)	8,753	(14,213)	16,111
Accounts payable	(128,884)	95,212	(119,242)	(40,534)
	(181,441)	(18,361)	(588,119)	(407,907)
Cash flows from financing activities				
Net proceeds from issuance of common shares	-	-	-	130,000
	-	-	-	130,000
Cash flows from investing activities				
Acquisition payments and expenditures on mineral properties	(57,088)	(64,053)	(206,102)	(188,208)
Payments to acquire fixed assets	(7,600)	-	(14,759)	(3,262)
Proceeds from sale of fixed assets	-	-	4,655	-
	(64,688)	(64,053)	(216,206)	(191,470)
Decrease in cash and cash equivalents	(246,129)	(82,414)	(804,325)	(469,377)
Cash and cash equivalents, beginning of period	1,376,260	131,040	1,934,456	518,003
Cash and cash equivalents, end of period	$ 1,130,131	$ 48,626	$ 1,130,131	$ 48,626

Supplemental cash flow information:

During the nine month period ended September 30, 2002, the Company issued 25,000 common shares valued at $3,000 in relation to the Bear and Badger mineral properties.

5x

35

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

1. Nature of Operations

Gitennes Exploration Inc. is an exploration-stage Company in the process of exploring several mineral properties in Canada and holds certain mineral property interests in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds to meet future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2001.

3. Fixed Assets

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 77,931	$ 48,282	$ 29,649
Computer equipment	69,055	48,012	21,043
	$ 146,986	$ 96,294	$ 50,692

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

4. Mineral Property Interests

At September 30, 2002, the Company's mineral properties were comprised of properties located in Peru and Canada. Expenditures incurred on mineral properties are as follows:

	Fox, Canada	Bear/Badger, Canada	Rio Blanco, Peru	Rio Seco, Peru	Other Properties	Total
Balance December 31, 2001	$569,114	-	$279,414	$98,014	-	$946,542
Additions during period:						
Acquisition and staking	-	16,500	-	-	3,163	19,663
Assays	7,051	19,050	-	-	-	26,101
Consulting geology.	6,868	32,520	-	-	2,094	41,482
Drilling	-	65,596	-	-	-	65,596
Geophysics	-	19,545	-	-	-	19,545
Legal	-	-	8,100	-	-	8,100
Line cutting	4,474	17,186	-	-	-	21,660
Salaries	6,442	21,416	4,374	-	-	32,232
Soil sampling	4,474	-	-	-	-	4,474
Supplies	25	579	-	-	10	614
Tenure	1,253	-	-	-	-	1,253
Travel	2,216	5,769	-	-	-	7,985
Total deferred expenditures	32,803	181,661	12,474	-	2,104	229,042
Less:						
Government assistance	(39,603)	-	-	-	-	(39,603)
Total costs for the period	(6,800)	198,161	12,474	-	5,267	209,102
Balance September 30, 2002	$562,314	$198,161	$291,888	$98,014	$5,267	$1,155,644

(a) Fox, Canada

On October 16, 2000, the Company entered into an option agreement to acquire a 100% interest in a property in southern British Columbia, known as the Fox property. To exercise the option, the Company paid $30,000 in cash, issued 200,000 common shares at $28,000, and will need to make additional option payments, up to 50% of which may be settled as shares. In addition, the Company incurred acquisition costs of $42,886 staking additional mineral claims on the Fox property.

Subsequent to the end of the reporting period, the terms of the option agreement have been amended. Gitennes is now required to pay $15,000 and issue 100,000 shares to the property vendor. On October 16, 2003 Gitennes has the option to pay an additional $32,500 and issue a further 100,000 shares. The final option payment of $200,000 is deferred until such time as a favourable production decision is reached.

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

4. Mineral Property Interests (Cont'd)

(b) Rio Blanco, Peru

The Rio Blanco property is a copper project in northern Peru.

On August 14, 2001, the Company announced that it had reached an agreement with Monterrico, a London-based exploration company. Under the terms of the agreement, Monterrico Metals PLC (Monterrico) may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the company holding a 25% interest and both parties will fund future exploration and development costs proportionately. A non-participating party will be diluted to a 1.5% net smelter royalty. Monterrico is now actively exploring the property.

(c) Rio Seco, Peru

The Company staked the Rio Seco property in 1999. It is located 300 kilometers north of Lima, near the Pan American Highway. The property covers zones of gold mineralization. There was minimal exploration done on the property during the period.

(d) Badger and Bear Properties, Canada

On January 25, 2002, the Company entered into an option agreement with an Ontario-based prospector to acquire two properties, the Bear Property and the Badger Property.

Under the option agreement, the Company's initial commitment is to make a $7,500 payment, issue 25,000 shares and make a minimum expenditure on exploration of $60,000 to complete the option and earn its 100% interest. The Company must then issue a further 75,000 shares and make cash payments totalling $60,000 and spend $160,000 on exploring the properties before January 22, 2005. The vendor will then be entitled to receive a 2% net smelter returns royalty (NSR) derived from any mineral production, 50% of which (1%) may be purchased by the company for $500,000 at any time.

Exploration was conducted on both properties during the reporting period.

(e) Other Properties

Other properties have been acquired by staking. These are situated in Ontario, in the general vicinity of the Bear and Badger properties, and were staked to cover a variety of geophysical and geochemical targets.

5. Capital Stock

(a) Authorized

An unlimited number of common shares without par value.

(b) Issued and Outstanding

	Number of Shares		Amount
Balance, December 31, 2001	28,705,831	$	24,985,093
For mineral property acquisition	25,000		3,000
Balance, September 30, 2002	28,730,831	$	24,988,093

8x 38

GITENNES EXPLORATION INC.

Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

5. Capital Stock (Cont'd)

(c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers, for up to 3,400,000 shares. The exercise of each option cannot be less than the than market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

A summary of the status of the Company's stock option as at September 30, 2002 and changes during the period then ended is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,115,000	$0.73
Forfeited	(80,000)	$0.29
Outstanding at September 30, 2002	2,035,000	$0.75
Exercisable at September 30, 2002	1,998,332	$0.76

The following summarizes information about incentive stock options outstanding at September 30, 2002:

Options Outstanding	Expiry Date	Exercise Price	Remaining Contract Life (Years)
600,000	May 04, 2003	$0.27	.84
340,000	February 01, 2004	$0.16	1.58
200,000	April 10, 2004	$0.18	1.78
385,000	March 30, 2008	$2.80	5.75
110,000	November 10, 2010	$0.30	7.64
400,000	March 09, 2011	$0.40	8.69
2,035,000			

(d) Warrants

At September 30, 2002 the following warrants are outstanding:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Outstanding at September 30, 2002
$0.45	March 07, 2003	350,000	-	-	350,000
		350,000			350,000

9x

39

6. Segmented Information

The Company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties are disclosed in Notes 3 and 4.

7. Subsequent Events

On October 2, 2002, the Company approved the granting of incentive stock options in favour of directors, officers and employees of the Company. Under the terms of the stock option plan, the Company granted 950,000 common shares of the Company at $0.15 per share, for a term of five years. The closing price of the Company's common shares on the Toronto Stock Exchange on October 1, 2002 was $0.11.

The Company has acquired additional properties in Peru and Canada, and has entered into a letter of intent on one of them (Urumalqui) with Meridian Gold Inc.

Subsequent to September 30, 2002, there was an amendment to the Fox Property Option Agreement (see Note 4(a).

10 x 46

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
James R. Foster	Vice-President
Joanne Bailey	Corporate Secretary and CFO

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ont. M5J 2Y1 Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones del Perú S.A.
Tel. +511-422-8815
Email gitennes@terra.com.pe

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada
Tel. 604-682-7970
Fax. 604-682-7903
email info@gitennes.com
Website www.gitennes.com

CAPITALIZATION

As at September 30, 2002
Shares Authorized: Unlimited
Issued Capital: 28,730,831

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Suite 1000 36 Toronto Street
Toronto, Ont. M5C 2C5 Canada

AUDITORS

Staley, Okada & Partners
10190 152A Street
Surrey, B.C. V3R 1J7 Canada

11 ✗

4/

GITENNES EXPLORATION INC.
Consolidated Balance Sheets
As at June 30, 2001
(Unaudited)

	June 30, 2001	Year ended December 31,2000
Assets	$	$
Current assets		
Cash and cash equivalents	131,040	518,003
Marketable securities	1,925	1,925
Accounts receivable	38,296	45,654
	171,261	565,582
Fixed assets	85,700	110,053
Mineral properties	7,598,786	7,474,631
	7,855,747	8,150,266
Liabilities		
Current liabilities		
Accounts payable	84,982	220,728
Shareholders' Equity		
Capital stock	24,985,093	24,855,093
Warrants	-	25,000
Contributed Surplus	25,000	-
Deficit	(17,239,328)	(16,950,555)
	7,770,765	7,929,538
	7,855,747	8,150,266

Approved by the board of Directors

"Jerry D. Blackwell" **Director** "Lyle R. Hepburn" **Director**

The accompanying notes are an integral part of these consolidated financial statements.

GITENNES EXPLORATION INC.
Consolidated Statements of Loss and Deficit
For the six months ended June 30, 2001 and 2000
(Unaudited)

	Three Months Ended		Year to date	
	June 30, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Income	$	$	$	$
Other Income	19,876	10,587	19,876	-----
Interest Income	(1,515)	-------	2,009	25,766
	18,361	10,587	21,885	25,766
Expenses				
Administrative	160,187	262,649	322,305	426,673
Foreign Exchange (gain) loss	2,780	(35,367)	(11,647)	(32,758)
	162,967	227,282	310,658	393,915
Loss for the period	(144,606)	(216,695)	(288,773)	(368,149)
Deficit-Beginning of period	(17,094,722)	(15,304,957)	(16,950,555)	(15,304,957)
Deficit-End of period	(17,239,328)	15,521,652	(17,239,328)	(15,673,106)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

Consolidated Statements of Cash Flows
For the six months ended June 30, 2001 and 2000
(Unaudited)

	Three months ended		Year to date	
	2001	2000	2001	2000
Cash flows from operating activities	$	$	$	$
Loss for the period	(144,606)	(216,695)	(288,773)	(368,149)
Items not affecting cash				
Amortization and depreciation	12,702	18,866	27,615	37,015
	(131,904)	(197,829)	(261,158)	(331,134)
Changes in non-cash working capital items	(17,620)	56,822	(128,388)	18,596
	(149,524)	(141,007)	(389,546)	(312,538)
Cash flows from financing activities				
Net proceeds from issue of common shares	---------	---------	130,000	---------
Cash flows from investing activities				
Expenditures on mineral properties	(56,802)	(221,613)	(124,155)	(307,657)
Payments to acquire fixed assets	------	------	(3,262)	--------
	(56,802)	(221,613)	(127,417)	(307,657)
(Decrease) increase in cash and cash equivalents	(206,326)	(362,620)	(386,963)	(620,195)
Cash and cash equivalents - Beginning of period	334,104	(1,233,618)	(518,003)	1,491,193
Cash and cash equivalents - End of period	131,040	870,998	131,040	870,998

GITENNES EXPLORATION INC.
Notes to Consolidated Financial Statements (Unaudited)
June 30, 2001

1 Going concern

The company, considered to be in the exploration stage, is in the process of exploring and developing several mineral properties in Canada and Peru and has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

The company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year, and undertake further exploration and development of its mineral properties. Management is conducting a review of the company's general and administrative expenditures and is also pursuing additional sources of financing. While the company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

The acquisition of title to mineral properties is a detailed and time-consuming process. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Currently there is a dispute with respect to the Virgen property in Peru.

2 Accounting policies

These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000. All accounting policies are the same as those in place at the preceding year end.

Loss per share
Loss per share has been calculated based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as the exercise of options and warrants is anti-dilutive.

GITENNES EXPLORATION INC.
Notes to consolidated Financial Statements (Unaudited)
June 30, 2001

3 Capital Stock

Authorized

An unlimited number of common shares without par value

Issued and outstanding

	Number of Shares	Amount $
Common Shares		
Balance- December 31, 2000	28,335,831	24,855,093
Private Placement	350,000	130,000
Balance- June30, 2001	28,705,831	24,985,093

4 Warrants

During the year ended December 31, 1999, in connection with an acquisition, the company issued 1,000,000 share purchase warrants which were assigned a value of $25,000. Subsequent to December 31, 2000, these warrants expired unexercised. The $25,000 assigned value has been transferred to contributed surplus.

At June 30, 2001, the following warrants are outstanding:

Warrants outstanding	Exercise price $	Expiry date
900,000	0.45	December 15, 2001
350,000	0.45	March 7, 2003
1,250,000		

5 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties at June 30, 2001 is as follows:

	Fixed Assets $	Mineral Properties $
Canada	46,765	558,441
Peru	38,935	7,040,355
	87,700	7,598,796

2390 - 1055 West Hastings St., Vancouver, B.C. V6E 2E9 GITENNES EXPLORATION INC. Telephone: (604) 682-7970 Facsimile: (604) 682-7903

GITENNES' UPDATE ON RIO BLANCO DRILL RESULTS

Vancouver, November 20, 2002: Gitennes Exploration Inc. (TSX-GIT) has received additional Rio Blanco drill results from Monterrico Metals plc (MNA.L). Monterrico is Gitennes' earn-in partner at Rio Blanco and is in the midst of an on-going definition drill programme. Rio Blanco is a copper project located in northern Peru. Geoffrey Keyte, Monterrico's Project Manager & Chief Geologist is the competent person at Rio Blanco.

Hole Number	From...to... (m)	Interval (m)	Total Copper %
RB02-21	244 - 300	56	0.70
Transitional	246 - 266	20	1.03
RB02-22	242 – 310	68	0.73
Transitional	246 – 276	30	0.88
including	246 - 262	16	0.97
RB02-23	52 – 230	178	0.68
Secondary enrichment	52 - 150	98	0.77
including	94 - 116	20	1.18
RB02-24	38 - 218	180	0.52
Secondary enrichment	38 - 86	48	0.82
including	66 - 80	14	0.94
RB02-19			
Secondary enrichment	51 – 224	173	0.99
including	170 - 194	24	1.20
RB02-20	162 - 302	140	0.64
Secondary enrichment	162 - 224	62	0.75

Results for holes RB02-19 and 20 were released previously (October 21, 2002), and an explanation of technical terms and project objectives can be found therein. All holes are vertical and spaced 150 metres apart. The following schematic chart illustrates the drill pattern and hole sequence ("*p*" denotes proposed holes):

p	26	27	*p*				*p*	7
23	19	11	20	1	21	22	*p*	*p*
p	24	25	*p*	*p*				

Gitennes' is pleased with the results to date. This work has opened up the zone to the west (holes RB02-19, 23) and south (RB02-24) for further expansion at significant grades and widths. A historical resource estimate at Rio Blanco applied an average "secondary enrichment horizon" thickness of 33 metres, a thickness that now appears to be underestimated. It is anticipated that further step-out drilling at the western end of the zone may further extend the measurable size of the deposit at attractive copper grades. Step-out drilling is also planned around hole RB97-07, which encountered a mineralized interval of secondary enrichment that graded 1.58% copper over 78 metres, and RB97-01 which graded 1.06% copper over 134 metres in similar secondary mineralization.

In their news release issued earlier today, Monterrico states that if results of the ongoing drill programme scheduled for the remainder of this year continue to be positive, they then intend to complete a pre-feasibility study on Rio Blanco by mid 2003. Monterrico may earn a 60% interest in the project by spending US$ 2,000,000 on exploration, and may then elect to increase this to 75% by incurring cumulative expenditures of US$ 4,000,000 before July 3, 2006.

For further information contact:



Jerry Blackwell, President

2390 - 1055 WEST HASTINGS ST., VANCOUVER, B.C. V6E 2E9 GITENNES EXPLORATION INC. TELEPHONE: (604) 682-7970 FACSIMILE: (604) 682-7903

Gitennes Acquires Gold - Silver Properties in Peru

- **Urumalqui exploration will be done in JV with Meridian Gold Inc.**
- **Wholly-owned Lapidem property returns encouraging results.**

Vancouver, B.C. November 12, 2002 – Gitennes Exploration Inc. (TSE-GIT) has acquired two new gold and silver exploration projects in north central Peru.

Urumalqui Property – Gitennes has entered into a letter of intent with Meridian Gold Inc. to jointly explore the Urumalqui Property. Urumalqui is a 2100-hectare property located near Julcan, 55 km east of the coastal city of Trujillo and 30 km west of Barrick Gold's Alta Chicama discovery. The site has good local service and transportation infrastructure.

Urumalqui is an epithermal vein prospect. Quartz veins are hosted within a near-vertical zone of alteration and deformation that is 3 to 19 metres wide. Within this zone, one and sometimes two principal veins occur, as well as siliceous breccia and stockwork veins. Individual veins are 3 metres wide, or less. The vein can be traced over a distance of 1500 metres before disappearing in overburden at either end. Gitennes has collected 42 chip-channel and grab samples. The chip-channel results reported here are from the vein structure, though widths are those of the outcrop and may be less than the true width of the zone. Distance is measured from the northwestern-most outcrop of the vein (zero) and along its trace to the southeast.

Distance (m)	Gold (g/t)	Silver (ppm)	Width (m)
080	2.79	19.4	6.0
140	0.30	73.7	2.3
195	2.22	25.6	1.0
420	2.47	104.0	4.0
540	1.05	33.2	2.1
545	0.89	55.2	2.0
565	1.18	93.0	2.0
625	0.54	14.4	3.5
640	3.06	22.6	3.4
775	1.51	188.0	2.5
785	2.89	120.0	2.0
795	10.3	137.0	6.0
880	6.26	80.6	2.5
945	0.86	54.2	3.0
1050	3.93	166.0	2.7
1090	0.20	97.6	4.3
1160	7.93	162.0	6.0
1200	6.43	616.0	1.0
1255	1.16	68.4	1.1
1270	4.46	203.0	2.0
1335	0.29	36.1	4.0
1350	0.14	61.1	1.7
1480	15.9	455.0	Grab

Quartz vein textures (chalcedonic banding and quartz pseudomorphs after bladed calcite) and rock geochemistry (the absence of associated base metals, mercury, arsenic and antimony) suggest that the epithermal system at Urumalqui has not been eroded and should have good depth potential.

There is little reliable information about the history of Urumalqui, and what does exist emphasizes the silver potential. A single shaft on the zone (located at 960 m) was sunk prior to 1955. Levels were established at 20, 50 and 80 metres below surface and a drift was developed on the –50 level. This developed the zone 300 metres northwest, and is reported to be in vein material grading over 6 ounces per tonne silver. Elsewhere on the vein there are numerous short tunnels, small pits and workings; all appear to be old. There is no evidence of prior commercial production.

The prospect was under option to a mid-sized North American gold company in 1998/99. This group completed geophysical surveys and drilled 5 core holes. Two holes tested the zone at relatively shallow depths; the other three were either deep tests or tested other targets. The results of this work are not known.

Under the terms of the proposed 50:50 joint venture, the Companies have agreed to allocate US$ 125,000 per annum per company for a three-year period to exploration. Gitennes will be project manager. After three years, or when total project expenditures reach US$ 750,000, the project expenditures will increase to US$ 500,000 per annum per company, reflecting an anticipated shift to a more advanced stage of exploration and development. At this point, Meridian will become project manager.

Lapidem Property – Gitennes has acquired by staking a 1000-hectare property located 15 kilometres southwest of Urumalqui and 8 km east of Machacala (Gold Hawk Resources Inc). The property covers several showings of epithermal vein mineralization; the most important of which is located in the south-central portion of the property. It appears that none of these veins have been previously mined, but all have been pitted and tunneled, probably during the "silver boom" of 1982.

Scattered outcrops and short, shallow tunnels expose several silver-bearing quartz veins ranging from 40 cm to 6 m thick, over an area 150 metres wide and 800 metres long. These are banded fissure veins with cockade textures and ginguro bands (grey-coloured metal-rich bands alternating with white, metal-poor bands). Metallic minerals noted include pyrargyrite – proustite and pyrite. These minerals typify silver mineralization in the upper portions of a vein.

Reconnaissance-level rock-chip sampling of various outcrops and tunnel entrances have returned encouraging results thus far, ranging from 118 to 232 ppm silver and 175 to 885 ppb gold over sample lengths of 0.5 to 1.0 metres. Higher grades have been obtained from hand samples collected in spoil piles at tunnel entrances.

The Company plans to complete a more thorough rock-chip sampling programme, as well as other technical surveys, during the coming months.

The information reported in this release is based upon site work by J. Blackwell, P. Geo. ALS Chemex in Lima, Peru did all assays and analyses.

For further information, contact

"Jerry Blackwell"

Jerry Blackwell, P. Geo.
President